UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2025

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4-5, Marunouchi 1-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-273681) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2025

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Yoshitaka Sekine
Name:	Yoshitaka Sekine
Title:	Managing Director, Head of Documentation & Corporate Secretary Department,
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc. (MUFG)

Corrections to “Notice Regarding Repurchase and Cancellation of Common Stock”

Tokyo, November 28, 2025 — MUFG today announced partial corrections to “Notice Regarding Repurchase and Cancellation of Common Stock” which was disclosed on November 14, 2025, as shown below.

1. Reason for the corrections

The corrections were made because an error was found in the ratio of aggregate shares to be repurchased to total shares outstanding excluding treasury stock.

2. Corrected Sections

2. Outline of Repurchase

*The corrected figures are underlined.

(Before correction)

(1) Stock to be repurchased	MUFG common stock
(2) Aggregate shares to be repurchased	Up to 130,000,000 shares (1.08% of total shares outstanding excluding treasury stock)
(3) Aggregate amount of repurchase price	Up to ¥250,000,000,000
(4) Repurchase period*1	From November 17, 2025 to February 27, 2026
(5) Repurchase method	Market purchases on the Tokyo Stock Exchange

*1. On a contract basis

(After correction)

(1) Stock to be repurchased	MUFG common stock
(2) Aggregate shares to be repurchased	Up to 130,000,000 shares (1.14% of total shares outstanding excluding treasury stock)
(3) Aggregate amount of repurchase price	Up to ¥250,000,000,000
(4) Repurchase period*1	From November 17, 2025 to February 27, 2026
(5) Repurchase method	Market purchases on the Tokyo Stock Exchange

*1. On a contract basis

- End -

About MUFG

Mitsubishi UFJ Financial Group, Inc. (MUFG) is one of the world’s leading financial groups. Headquartered in Tokyo and with over 360 years of history, MUFG has a global network with approximately 2,000 locations in more than 40 countries. The Group has about 140,000 employees and offers services including commercial banking, trust banking, securities, credit cards, consumer finance, asset management, and leasing. The Group aims to “be the world’s most trusted financial group” through close collaboration among our operating companies and flexibly respond to all of the financial needs of our customers, serving society, and fostering shared and sustainable growth for a better world. MUFG’s shares trade on the Tokyo, Nagoya, and New York stock exchanges. For more information, visit https://www.mufg.jp/english.

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